Exhibit 99.2

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

CAESARSTONE LTD. KIBBUTZ SDOT-YAM MP MENASHE 37804000 ISRAEL
ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:   ☒

D25270-P45587	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

CAESARSTONE LTD.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" PROPOSAL NOS. 1, 2, 3, 4, and 5.
			For	Against	Abstain			For	Against	Abstain
1.	To re-elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:					5.
renewal and/or grant of Exemption and Indemnification Agreements by the company to its current and future officers, Directors and to its CEO including Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder to the full extent permitted by the law, in accordance with the Company's Compensation Policy.

	1a.	Ariel Halperin	☐	☐	☐

	1b.	Dori Brown	☐	☐	☐	5a.
Renewal and/or grant of Exemption and Indemnification Agreements by the Company to its current and future officers and Directors (not Mr. Yuval Dagim, Dr. Ariel Halprin, Mr. Dori Brown, Mr.  Shai Bober and Mrs. Tom Pardo Izhaki);

	1c.	Roger Abravanel	☐	☐	☐

	1d.	Ronald Kaplan	☐	☐	☐	5a1.	Exemption Agreement	☐	☐	☐

	1e.	Ofer Tsimchi	☐	☐	☐	5a2.	Indemnification Agreement	☐	☐	☐

	1f.	Shai Bober	☐	☐	☐	5b.	Renewal and/or grant of Exemption and Indemnification Agreements by the Company to Mr. Yuval Dagim, the Company’s Chief Executive Officer;

	1g.	Tom Pardo Izhaki	☐	☐	☐

						5b1.	Exemption Agreement	☐	☐	☐
2.	to approve a grant of 50,000 options to purchase shares of the Company to Mr. Yuval Dagim, the Company’s Chief Executive Officer:		☐	☐	☐
						5b2.	Indemnification Agreement	☐	☐	☐

2a.
Do you confirm you are NOT a Controlling Shareholder in the Company, and/or have a Personal Interest in the approval of Proposal No. 2 (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: If you do not indicate a response YES for this item 2a, your shares will not be voted for Proposal No. 2).

Do you confirm you are NOT a Controlling Shareholder in the Company, and/ or have a Personal Interest in the approval of Proposal Nos. 5b (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: If you do not indicate a response YES for this item 5b, your shares will not be voted for Proposal No. 5b).

		☐	YES I/We confirm that I am/ we are NOT a Controlling Shareholder of the Caesarstone NOR do I/We have a personal interest in Proposal No. 2				☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Caesarstone NOR do I/We have a personal interest in Proposal No. 5b

			For	Against	Abstain	5c.
Renewal and/or grant of Exemption and Indemnification Agreements by the Company to Dr. Ariel Halprin, Mr. Dori Brown, Mr.  Shai Bober and Mrs. Tom Pardo Izhaki who are Controlling Shareholder or associated with the Controlling Shareholder for a term of three (3) commencing on the date of the approval of the Meeting;

3.
to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year

			☐	☐	☐

						5c1.	Exemption Agreement	☐	☐	☐

						5c2.	Indemnification Agreement	☐	☐	☐
4.	Approval of the Management Services Agreement with Tene Growth Capital 3 Funds Management Company Ltd.		☐	☐	☐
5c3.
Do you confirm you are NOT a Controlling Shareholder in the Company, and/ or have a Personal Interest in the approval of Proposal Nos. 5c (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: If you do not indicate a response YES for this item 5c, your shares will not be voted for Proposal No. 5c).

4a.
Do you confirm you are NOT a Controlling Shareholder in the Company, and/or have a Personal Interest in the approval of Proposal No. 4 (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a Personal Interest)? (Please note: If you do not indicate a response YES for this item 4a, your shares will not be voted for Proposal No. 4

							☐	YES I/We confirm that I am/ we are NOT a Controlling Shareholder of the Caesarstone Nor do I/We have a personal interest in Proposal No. 5c
		☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4

A "Controlling Shareholder" is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including, with respect to Proposal Nos.2, 4 and 5, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company. Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A "personal interest" of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

↓ Please detach along perforated line and mail in the envelope provided. ↓
D25271-P45587

CAESARSTONE LTD.
2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 17, 2021

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Caesarstone Ltd. (the “Company” or “Caesarstone”), do hereby nominate, constitute and appoint Mr. Nahum Trost and Mr. Ron Mosberg , or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.04 per share, of the Company, held in my name on its books as of  October 11, 2021 , at the Annual General Meeting of Shareholders (the “Meeting”) to be held on November 17, 2021, beginning at 5 P.M. Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, or at any adjournment or postponement thereof on the following matters, which are more fully described in the Notice of the 2021 Annual General Meeting of Shareholders (the “Notice”) and the proxy statement (the “Proxy Statement”), dated October 13, 2021, relating to the Meeting. By my signature, I hereby revoke any and all proxies previously given.

This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder.

If you do not indicate a response YES for confirm that you are NOT a controlling shareholder of the Company and do NOT have a personal interest in Proposal Nos. 2, 4 and 5 your shares will counted as  Controlling Shareholder in the Company or as those having a Personal Interest in the applicable Proposal.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)